October 28, 2011

Mark P. Shuman

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

AlphaPoint Technology, Inc.

Post Effective Amendment No. 5 to Registration Statement on Form S-1

File No. 333-173028

Filed:  October 28, 2011

Dear Mr. Shuman:

Below are AlphaPoint Technology, Inc.’s (the “Company’s”) responses to the SEC’s verbal comments on October 28, 2011.  On behalf of the Company, on this day I transmitted via EDGAR the Company’s Fifth Post Effective Amendment to the Registration Statement on Form S-1.

RESPONSE:

The Auditor’s consent was revised to include the qualifying phrase “except for note 3 as to which the date is July 15, 2011”.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Post Effective Amendment No. 5 to Registration Statement on Form S-1

2.

Exhibit 23